Who would have ever thought...



...back in 1924, the year Calavo was founded, that we would become the first name in avocados? There were no designs – at least not in the beginning – on becoming the market leader. Who could have possibly imagined evolving into a global enterprise that would launch a delicious, albeit odd-shaped fruit to consumers the world over? While Calavo may not have set out with such lofty ambitions in mind, it is, indeed, what we have become.

Calavo created markets for its products where previously there were none. From early days as a seasonal fruit, we have stimulated and satisfied year-round demand by sourcing and selling avocados in far-flung reaches of the earth. We have been quick to innovate; witness our market leadership in processed avocado and guacamole products. Yet we remain true to our roots.

Much easier to fathom: California avocados and their growers are unsurpassed and the cornerstones of our success. Along the way, we have evolved into a corporation with annual revenues approaching a quarter-billion dollars.

Who would have ever thought?

Seventy-seven years ago, who would have ever imagined that we'd have our very own shades of green?*

*The Pantone Matching System,

THE STANDARD FOR INK-COLOR FORMULATION, IDENTIFIES

27 variations of avocado green.





Originally, people ate avocados because they tasted good. Little did they know that today we'd eat them because they're **good for us,** too.*





* One cup of chopped avocado contains over 14 grams of

MONOUNSATURATED FAT – THE "GOOD FAT" – ACKNOWLEDGED BY THE

American Heart Association as being an important component of a healthy diet and a factor

IN REDUCING SERUM CHOLESTEROL. AVOCADOS ARE RICH IN POTASSIUM,

too, offering more than nearly any other fruit or vegetable ounce-for-ounce.

Calavo elevated the status of avocados beyond the back-yard grove. Today, you're just as likely to find them in Le Cordon Bleu.*







* From Spago in Beverly Hills to New York's Alain Ducasse

TO DINING ESTABLISHMENTS AROUND THE GLOBE, FINE RESTAURANTS

everywhere feature INNOVATIVE DISHES prepared with fresh avocado.

(BUT BETWEEN US, CALAVO FRUIT TASTES JUST AS GOOD AT YOUR OWN KITCHEN TABLE.)

We turned a delicious, funny-shaped fruit into a household word. In the process, we became one ourselves.*


used as food.
Ca•la•vo \Kə-lō'-vō\ n 1: the leading packer and marketer of fresh and processed avocados. 2: a growth-oriented, forward-looking corporation representing more than 1,800 shareholder-growers. 3: steeped in tradition dating back to 1924. synonyms: dynamic, enterprising, responsive and, above all, avocado.
\Kal-'kar-e-əs\ adj

* The etymology of the word avocado traces back

MORE THAN 1,000 YEARS TO ANCIENT MAYAN CULTURE.

In just over 75 years, Calavo has introduced the word the world over.



Food for thought.

Revenues have soared to approximately $218 million per year.

From no invested shareholder capital – zero, nil, zip – Calavo's stock price has increased 295 percent since January 1, 1997.

About four of every ten fresh California avocados packed carry the Calavo label.

1,800 shareholder-growers and climbing.

Last year, Calavo packed 158 million pounds of fresh California avocados, a considerable increase from the first 40 pound carton sold in 1924.

To Our Shareholders

It is with great pleasure that I report that Calavo Growers, Inc. completed a highly successful fiscal 2001, a year that will likely be remembered as one of the most pivotal in the organization's existence.

Operating results swelled to levels that virtually mirror the record figures posted in the prior year. But the larger story, of course, is Calavo's historic conversion last October from a cooperative association to a for-profit corporation. Approved overwhelmingly by our shareholders and board of directors, a series of transactions last fall culminated in the merger of the cooperative into a new corporation, Calavo Growers, Inc. The conversion sets the stage for the company's future growth and positions us to capitalize on emerging opportunities; accordingly, I want to devote much of my letter to the far-reaching implications of this event.

Robust Operating Results Contribute to Solid Profitability

Before charting this course for you, let me touch briefly on last year's operating performance, which was gratifying. Revenues in the fiscal year ended October 31, 2001 were $217.7 million, or just slightly below the $219.9 million posted in the prior, record-level year, but 23 percent ahead of fiscal 1999's $177.3 million. Net income totaled $3.8 million, equal to $.39 per share, versus $4.5 million, or $.45 per diluted share, in fiscal 2000.

Results in the most recent fiscal year reflect a sharp surge in the volume of California fresh avocados packed by the company. More than 155 million pounds, or nearly 40 percent of the state's estimated 340-plus-million pound total avocado harvest, moved through our packinghouses last year, indicative of Calavo's unrivaled market leadership. Our strong industry position enables us to deliver superior returns to growers that consistently outstrip the competition.

Complementing the California fresh avocado production, our international operations – which include fruit sourced by Calavo in Mexico, Chile and New Zealand – continue to satisfy year-round demand, as well as stabilize and solidify the overall market. As indication of our growing international presence, the company's Uruapan, Mexico packinghouse last year handled one-third of that nation's entire U.S. avocado export, while Calavo's share of the Chilean crop now stands at about 20 percent.

Our leadership in processed avocado and guacamole products continues unabated, although we are not immune from competitive pressures that bring challenge to this business segment. We are confident, however, that with our solid 35 percent market share in processed products, outstanding reputation for quality, industry expertise and track record for continuous innovation, Calavo will remain the strongest player in the category.

Turning to our balance sheet, Calavo's financial condition is strong, flexible and liquid. A planned $5 million shareholder rights offering, along with $3.8 million which we have earned during fiscal 2001 will add approximately $9 million in fresh shareholder equity which will be available to strengthen working capital, reduce bank borrowings and facilitate prospective acquisitions. In recognition of the company's outstanding performance, Calavo's board of directors declared a five percent common stock dividend, payable February 15, 2002 to shareholders of record on February 1, 2002.

A Stronger, More Focused Calavo

Hindsight, as we well know, is almost always extraordinarily revealing. Even with the benefit of rear-view mirror vision, I remain amazed by our progress over the past three years – operationally, financially and strategically. I often ask, *"Who would have ever thought?"* We have, in every sense of the phrase, retooled ourselves for competing in the 21st century as an efficient, global enterprise focused squarely on moving Calavo to the next level.

The conversion vote last fall represents a turning point in our near-80-year odyssey. Its effects are profound: our new status crystallizes our corporate and strategic focus; sharpens our already-keen, bottom-line orientation; and opens new doors for capital formation, as well as grower recruitment.

Permit me to elaborate here just a bit. While Calavo has always been operationally sound, *the merger of the co-op into the new corporation now points "all our horses" to run in the same* direction simultaneously, freeing management and the board to articulate a single-minded growth path. At last, we are *truly* one company.

In this vein, we are firmly committed to expanding our bottom line *and* maximizing grower return. To those concerned that Calavo profitability would come at the expense of grower returns, we have demonstrated that we can – and will – continue to deliver both by exercising rigorous financial discipline and capitalizing on our industry understanding and market position. Rest assured that as both a significant share owner and one of Calavo's largest growers myself, I have a close eye trained at all times on maximizing corporate profit *and* returns to the farm. Being a for-profit corporation enables easier access to capital through both banks and public markets,while lowering barriers to grower recruitment among constituencies who consider the cooperative model as outdated.

The Building Blocks for Our Future

Our blueprint for the future is well defined and straightforward. We have set in motion a four-prong strategy, which builds upon Calavo's established pillars of success, and includes:

- Capitalizing on our unmatched core competencies;
- Driving member recruitment to further increase market share;
- Leveraging our brand equity in avocados and new perishable product categories; and,
- Evaluating opportunistic acquisition and expansion possibilities.

Exploiting core competencies. By virtue of years' experience, industry understanding and competitive position, Calavo has layered strength-upon-strength to forge its status as the market leader. Evidencing this requires looking no further than our successful international expansion or processed avocado products, where Calavo applied its vast knowledge base gained in California to build substantial positions in additional business segments. Coupled with our solid infrastructure – including marketing and administrative clout and efficient packinghouses driven by robust volume – we expect these competencies to power new initiatives.

Attaining market share through new growers. Growers have always been the lifeblood of our business, dating back to the origins of the company. *Old* Calavo, *new* Calavo; don't expect that to change – ever. It has nothing to do with sentiment, just sound strategy. Since becoming chief executive three years ago, I have redoubled our commitment to grower recruitment and retention, which remains my number one priority. Our grower force today stands at approximately 1,800 strong, comprised of both large and small farmers.

I am intent on raising that figure sharply, keeping with my expressed objective to drive Calavo's share of the California avocado market to 50 percent or higher. To do so, we will focus on securing relationships with additional large producers. As indication of our success in this area, the Irvine Company, the largest avocado producer in the United States, markets its fruit through Calavo.

Not only is our new-grower focus as strong as ever, but also, Calavo today can offer new growers more than ever before. We have unsurpassed resources and the highest grower returns, all backed by an esteemed industry name. No doubt, we are a fixed-cost business that thrives on volume. The rising pounds flowing through our packinghouses each year contribute to operating efficiencies and industry clout that translate directly into dollars delivered back to the farm. Similarly, as grocery-industry consolidation has swallowed up supermarket chain after chain, Calavo's market position becomes a formidable strategic advantage. Simply put, we possess the pounds to meet the ever-greater requirements of these mega-grocers and a secure foothold for obtaining the most competitive pricing.

Extending brand equity. Our sterling name among consumers and highly respected reputation throughout the produce industry is a cherished by-product of doing principally one thing – avocados – exceptionally well for over three-quarters of a century. As occasion affords itself, we will leverage Calavo's considerable brand equity and market stature into new perishable product categories. With the sales and administrative infrastructure already in place, we can apply our knowledge base to marketing virtually any agricultural product. Opportunities abound, particularly in the current difficult farming environment, but we will proceed cautiously.

Any new commodity products must above all present a complementary strategic fit with our core avocado business. Such product-line additions would likely begin with Calavo assuming sales and marketing responsibilities before ever extending into the packing functions.

Analyzing acquisition prospects. Given Calavo's market position, we are from time-to-time approached about acquiring other enterprises, both within and outside the avocado business. Suffice to say, in nearly all cases either the price or timing was wrong, or the prospect was simply an unsuitable match with the company. Calavo is amenable to growth through acquisition – it's a highly viable option – but we will judiciously evaluate opportunities.

New Market Maker Facilitates Buying, Selling of Shares

In line with our new corporate status, Calavo has retained the respected stock brokerage, Crowell Weedon & Co., to make the market for company shares. While we presently elect not to be listed on any of the major exchanges, Crowell's involvement will facilitate the availability, as well as a stable market for purchase and sale of our common stock, rather than during only the window periods currently offered by Calavo. Furthermore, in the interest of efficient record keeping and title to company shares, we have engaged U.S. Stock Transfer Corporation for those functions. You will separately receive detailed information about these important changes.

Navigating the Road Ahead

Looking to the future, I continue to be extremely optimistic about our prospects moving ahead. The California avocado forecast for the coming year is rising, and we're poised to grab an even greater share. The company's management team, board of directors and I are confident that the conversion will translate into bottom-line results – in the form of both grower returns and profits. As such, we are primed to increase shareholder value. Frankly, I am as confident as I have ever been about the future course for Calavo.

Gratitude for a Job Well Done

Over the past year, the company's board of directors devoted long hours and shouldered a tremendous workload to complete Calavo's conversion. The company's achievements are, in large part, attributable to the tireless work of Calavo's dedicated board – my partners – to whom I offer praise and heartfelt thanks. As well, I extend my gratitude to our management, employees, growers, shareholders and customers for steadfast commitment.

In closing, let me just say that I am proud and humbled to lead Calavo at such an auspicious point in its history. While committed to growth, I am as well charged with stewardship of the remarkable Calavo legacy – the one from which all our success emanates.



Lee E. Cole
Chairman, President and Chief Executive Officer
February 28, 2002



Thought provoking.



Net Sales vs Staffing-U.S.
dollars in millions
$250
200
150
100
50
0
106
105
105
101
94
160
120
80
40
0
97
98
99
00
01
Net Sales
Staffing-U.S.
Volume vs Cartons
Per Man Hour
pounds in millions
160
120
80
40
0
44.0
47.2
45.4
52.1
50.6
80
60
40
20
0
Volume
Cartons Per Man Hour
Net Income
dollars in millions
$5,000
4,000
3,000
2,000
1,000
0



Earnings Per Share
in dollars
$0.50
0.40
0.30
0.20
0.10
0
97
98
99
00
01
Working Capital
dollars in millions
$14
12
10
8
6
4
2
0

Net Sales by Segment

(before eliminations) dollars in millions

Fiscal 2001


$50.7
$149.2

Fiscal 2000


$50.9
$149.0

- California Avocados
- International Avocados and Perishable Food Products
- Processed Products

Fiscal 1999


$43.8
$115.9

Additional Thoughts.

Managements' Discussion & Analysis

of The Results of Operations & Financial Condition

Overview

We are a leader in the distribution of avocados, processed avocados and other perishable food products throughout the United States and elsewhere in the world. Our history and expertise in handling California grown avocados has allowed us to develop a reputation of delivering quality products at competitive prices while providing a good return to our growers. This reputation has enabled us to expand our product offering to include avocados sourced on an international basis, processed avocado products, and other perishable foods. These operations are reported by us in three business segments: California Avocados, Processed Products, and International Avocados and Perishable Food Products.

Our California Avocado business grades, sizes and packs avocados grown in California for distribution to our customers. We operate two packinghouses in southern California that handled approximately 38% of the California avocado crop during the fiscal year ended October 31, 2001. As a significant portion of our costs are fixed, our operating results and the returns we pay our growers are highly dependent on the volume of avocados delivered to our packinghouses. Our strategy calls for continued efforts in aggressively recruiting new growers, retaining existing growers and procuring a larger percentage of the California avocado crop to improve the results from operations. Additionally, we plan to leverage our expertise in distributing quality avocado products and securing competitive prices for the products we handle.

Our Processed Products business procures avocados, processes the avocados into a wide variety of guacamole products, and distributes the processed product to our customers. We operate a processing plant in Mexico and a second facility in southern California. Our customers include both food service industry and retail businesses. Our strategy calls for the development of new guacamole recipes and other processed avocado products that address the diverse taste of today's consumers. We also seek to expand our relationships with major food service companies and develop alliances that will allow our products to reach a larger percentage of the marketplace. We believe that our expertise in delivering quality products at competitive prices to our customers will enhance our operating results.

Our International and Perishable Food Products business procures avocados grown in Mexico, Chile and New Zealand as well as Papayas grown in Hawaii. We operate a packinghouse in Mexico that handled approximately 33% of the Mexican avocado crop bound for the United States market during the 2000-2001 Mexican harvest season. Additionally, during the 2000-2001 Chilean avocado harvest season we handled approximately 20% of the Chilean avocado crop. Our strategy is to procure and sell the internationally grown avocados to compliment our distribution efforts in support of California grown avocados. We believe that the introduction of these avocados, although competitive at times to California grown avocados, provides a level of supply stability that may in the long-term solidify the demand for avocados amongst consumers in the United States and elsewhere in the world. Our efforts in distributing papayas grown in Hawaii compliment our offerings of avocados. From time to time we continue to explore distribution of other crops that provide reasonable returns to the business.

Our California Avocado and International and Perishable Food Product businesses are highly cyclical and characterized by rapid crop volume and price changes. Furthermore, the operating results of all of our businesses including our Processed Product business, have been, and will continue to be, affected by substantial quarterly and annual fluctuations and market downturns due to a number of factors, such as pests and disease, weather patterns, changes in demand by consumers, the timing of the receipt, reduction or cancellation of significant customer orders, the gain or loss of significant customers, market acceptance of our products and our customers' products, our ability to develop, introduce and market new products on a timely basis, availability and cost of avocados and supplies from growers and vendors, new product introductions by our competitors, change in the mix of avocados and processed products we sell and general economic conditions. However, we believe that we are currently positioned to address these risks and deliver favorable operating results for the foreseeable future.

Results of Operations

Recent Developments

On October 9, 2001, we completed a series of transactions whereby common and preferred shareholders of Calavo Growers of California, an agricultural marketing cooperative association exchanged all of their outstanding shares for shares of our common stock. Concurrent with this transaction the Cooperative was merged into us with Calavo emerging as the surviving entity (the "Merger"). These transactions had the effect of converting the legal structure of the business from a not for-profit cooperative to a for-profit corporation. The Merger and the conversion were approved on an overwhelming basis by both the Cooperative's shareholders and the Board of Directors. Prior to the Merger, the Cooperative reported results of operations as constituting either member (the packing and distribution of avocados procured from either members or associate members) or non-member business (non-member business included both the Processed Product business and the sourcing and distribution of all crops that were not procured from the Cooperative's members). We have realigned our businesses to combine within our California Avocado segment the results of operations of both the California avocados grown previously by members and those that were procured from non-members. We believe that this presentation provides an enhanced view of the results of our California operations and a better framework to evaluate the results of our various operations.

Subsequent Events

Subsequent to October 31, 2001, our Board of Directors declared a 5% stock dividend payable on February 15, 2002 to all shareholders of record on February 1, 2002. The Board of Directors also authorized management to commence actions to undertake a rights offering to shareholders. We anticipate that the offering will make available 1,000,000 shares of common stock to shareholders to purchase stock at a price of $5.00 per share. We believe that the rights offering will commence in April or May 2002, assuming no unexpected delays in receiving the necessary legal and regulatory approvals. If fully subscribed, the rights offering will have the effect of increasing shareholders' equity and our cash reserves by $5,000,000, less offering costs. The Board of Directors has reserved the right to change the number of shares, price per share, and date of the offering as deemed necessary or appropriate.

This Annual Report does not constitute an offer of any securities pursuant to the proposed rights offering. The offer will be made only pursuant to a prospectus that will be filed with the Securities and Exchange Commission.

In January of 2002, members of the Board of Directors elected to exercise substantially all of their stock options pursuant to our Directors Stock Option Plan. The exercise price of $5.00 per share will be paid in a combination of full-recourse promissory notes and/or the payment of cash. The exercise of these stock options and the eventual repayments of the related promissory notes, will ultimately have the effect of increasing our total assets and shareholders' equity by approximately $5,490,000.

We believe that these contemplated actions reflect on the directors and management's commitment to our future long-term success. The combined effect of ultimately increasing our shareholders' equity by approximately $10,490,000 will enhance our competitiveness and provide us with approximately $5,000,000 of immediate cash resources to quickly react to favorable market opportunities. Our optimism is rooted in the strength of our balance sheet and the availability of financial resources to successfully execute each of our business strategies. We intend to take advantage of this position and leverage our financial strength with our reputation as a provider of quality food products. It is our view that these transactions, if and when executed, and our current positioning in each of the markets we serve provide a combination that will have the effect of creating significant shareholder value in future years.

Net Sales

We believe that the events of September 11, 2001 coupled with the recent general economic downturn has had, and may continue to have, an impact on consumer consumption patterns. These events may be detrimental to the restaurant industry as consumers attempt to reduce their cash outflows.

We recognize sales of perishable products when both the product is shipped, title passes, and the market price is known. Service revenue, including freight, ripening and palletization charges, are recorded when services are performed. We generally recognize sales from processed product sales directly to our customers upon shipment and transfer of title. We provide for sales returns and other allowances at the time of shipment based on our experience. The following table summarizes our net sales by business segment:

DOLLARS IN THOUSANDS	1999	Change	2000	Change	2001
Net sales:					
California Avocados	$115,944	28.5%	$149,022	0.1 %	**$149,158**
Processed products	25,743	5.8%	27,238	(3.5)%	**26,293**
International Avocados and Perishable Food Products	43,774	16.2%	50,850	(0.3)%	**50,689**
Eliminations	(8,158)		(7,127)		**(8,456)**
Total net sales	$177,303	24.1%	$219,983	(1.0)%	**$217,684**
As a percentage of net sales:					
California Avocados	62.5%		65.6%		**66.0%**
Processed products	13.9%		12.0%		**11.6%**
International Avocados and Perishable Food Products	23.6%		22.4%		**22.4%**
	100.0%		100.0%		**100.0%**

California Avocados

Net sales delivered by the business increased by approximately $136,000 or 0.1% from fiscal 2000 to 2001. The increase in sales is a reflection of an increase in the volume of avocados delivered by our growers of 32.9% or approximately 39,202,000 pounds. Although the quality of the avocados sold remained comparable to those delivered during fiscal 2000, the average size of the avocados delivered was one size smaller. The significant increase in the volume of California avocados handled by the industry, coupled with increasing deliveries of Mexican and Chilean avocados, resulted in pricing pressures that caused average selling prices to fall proportionately with the volume increase. Effective November 1, 2001, the United States Department of Agriculture approved the distribution of Mexican grown avocados into 12 new states, which we believe will result in continued pressure on average selling prices.

Net sales delivered by the business increased by approximately $33,078,000 or 28.5% from fiscal 1999 to 2000. Although the number of pounds we received from our growers increased by 45.0% or 37,020,000 pounds, pricing remained fairly stable due to increasing consumer demand for avocados. We attribute a portion of the increased demand for avocados to industry-wide programs to promote avocados and changes in consumer behavioral patterns.

Processed Products

Net sales delivered by the business decreased by approximately $945,000 or 3.5% from fiscal 2000 to 2001. The decrease is consistent with a decline in the volume of processed avocado product sold of 174,000 pounds or 1.2%. During 2001, we continued to experience increased competition from Mexican producers trying to make inroads into the United States marketplace. This increased competition, particularly in the food service market, has resulted in pricing pressures that have required our sales force to provide additional promotional programs and rebates to some of our customers.

Net sales delivered by the business increased by approximately $1,495,000 or 5.8% from fiscal 1999 to 2000. The growth in net sales reflects an increase in the volume of processed avocado product sold of 5,147,000 pounds or 52.4%, offset by a decrease in average selling prices. Increases in net sales to our food service industry customers were partially offset by a decrease in net sales to retail and club stores. During 2000, competition from Mexican producers adversely impacted average sales prices when compared to prior years.

International and Perishable Food Products

Net sales delivered by the business decreased by approximately $161,000 or 0.3% from fiscal 2000 to 2001. Although net sales remained essentially flat, the volume of avocados sold increased by 2,635,000 pounds or 6.2%. In particular, the volume of Chilean avocados imported into the United States increased by 5,895,000 pounds offset by a slightly lower volume of pounds imported from Mexico and New Zealand. The increased volume of avocados arriving from Chile caused pricing pressures that resulted in decreases in average selling prices.

Net sales delivered by the business increased by approximately $7,076,000 or 16.2% from fiscal 1999 to fiscal 2000. The growth in net sales reflects an increase of 9,670,000 pounds of avocados or 29.6% partially offset by lower average selling prices.

Gross Margins

The following table summarizes our gross margins and gross profit percentages by business segment:

DOLLARS IN THOUSANDS	1999	Change	2000	Change	2001
Gross Margins:					
California Avocados	$ 6,804	17.5%	$ 7,996	66.8 %	**$ 13,334**
Processed Products	8,370	29.1%	10,806	(43.0)%	**6,156**
International Avocados and Perishable Food Products	(311)	NM	3,292	(53.8)%	**1,521**
Total gross margins	$ 14,863	48.7%	$ 22,094	(4.9)%	**$ 21,011**
Gross Profit Percentages:					
California Avocados	5.9 %		5.4%		**8.9%**
Processed Products	32.5 %		39.7%		**23.4%**
International Avocados and Perishable Food Products	(0.7)%		6.5%		**3.0%**
Consolidated	8.4 %		10.0%		**9.7%**

(NM is Not Meaningful)

Our cost of goods sold consists predominantly of fruit costs, packing materials, freight and handling, labor and overhead (including depreciation) associated with preparing food products and other direct expenses pertaining to products sold. Gross margins decreased by approximately $1,083,000 or 4.9% from fiscal 2000 to 2001, principally as a result of decreases in the gross profit percentages realized by our Processed Products and International Avocado and Perishable Food Products segments, which were partially offset by improved gross profit percentages achieved by our California Avocado segment. Gross margins increased by $7,231,000 or 48.7% from fiscal 1999 to 2000, principally as a result of improved gross profit percentages achieved by our Processed Products and International Avocados and Perishable Food Products segments, which were offset by a slight decrease in gross profit percentages realized by our California Avocado segment.

Gross margins and gross profit percentages for our California Avocado business are largely dependent on the current market prices of avocados and the volume of avocados packed by our packinghouses. During fiscal 2001, our growers received an average return of $0.62 per pound as compared to $0.88 per pound in fiscal 2000; whereas, the volume of avocados delivered by our growers increased by approximately 39.2 million pounds. During fiscal 2000, our growers received an average return of $0.88 per pound as compared to $1.21 per pound in fiscal 1999; whereas, the volume of avocados sold increased by approximately 37.0 million pounds. Freight and handling costs increased by $1.2 million from $1.8 million for fiscal 2000 to $3.0 million for fiscal 2001 primarily as a result of a higher volume of avocado deliveries to our customers. During fiscal 2000 freight and handling costs increased by $0.7 million from $1.1 million in fiscal 1999 to $1.8 million during fiscal 2000.

Gross margins and gross profit percentages for our Processed Product business are largely dependent on the price of avocados used in preparing guacamole. The cost of avocados used in the preparation of our processed products increased by 40.4% from fiscal 2000 to 2001, principally due to a lower volume of Mexican avocados available for processing. The lower volume of Mexican avocados available for processing caused us to purchase higher priced avocados grown in California to meet the segments volume sales requirements. The cost of avocados used in the preparation of our processed products increased by 28.0% from fiscal 1999 to 2000, principally due to higher prices for avocados having the necessary quality for preparing processed products.

The gross margin and gross profit percentage for our International Avocado and Perishable Food Products business is dependent on the volume of fruit handled and the competitiveness of the returns that we provide to the growers. For example, the gross margins we earn on avocados procured from Chile and New Zealand, as well as Papayas grown in Hawaii, are generally based on a commission agreed to with the growers that are subject to incentive provisions. These provisions provide for us to deliver returns to growers that are competitive with those delivered by other handlers. Accordingly, the gross margin results for this business are a function of the volume handled and the competitiveness of the sales prices that we realize as compared to others. Our business with Mexican growers differs in that we operate a packinghouse in Mexico and purchase avocados directly from the field. Consequently, the gross margin and gross profit percentages generated by our Mexican operations are significantly impacted by the volume of avocados handled by our packinghouse. During fiscal 2001, our gross margin declined 53.8% from approximately $3,292,000 in fiscal 2000 to approximately $1,521,000 in fiscal 2001. During fiscal 2000 our gross margin increased from a loss of $311,000 during fiscal 1999 to a gain of $3,292,000. For both fiscal years the change in gross margin was impacted by the competitiveness of our sales prices we received in marketing avocados from Chile and New Zealand. Additionally, the volume of avocados sold that were processed at our Mexican packinghouse decreased by 2.2 million pounds or 9.7% from fiscal 2000 to 2001, whereas the volume of pounds of Mexican avocados sold in fiscal 2000 increased by 5.3 million pounds or 31.5% from 1999.

Selling, General and Administrative

DOLLARS IN THOUSANDS	1999	Change	2000	Change	2001
Selling, General and Administrative	$ 14,200	5.6%	$ 14,995	(0.9)%	**$14,861**
Percentage of net sales	8.0%		6.8%		**6.8%**

Selling, general and administrative expenses include costs of marketing and advertising, sales expenses and other general and administrative costs. Selling, general and administrative expenses decreased by $134,000 from fiscal 2000 to 2001. The decrease is attributable to a decrease in corporate expenses of $1.4 million and advertising expenses for processed products of $0.3 million, offset by $1.0 million in additional selling expenses and $0.5 million in costs related to the conversion of the business to a for-profit corporation. Selling, general and administrative expenses increased by $795,000 from fiscal 1999 to fiscal 2000. The increase is attributable to the write-off of a $0.7 million account receivable and $0.8 million in expenses incurred in the implementation of a financial and reporting software upgrade offset by a decrease in marketing and sales costs of $0.7 million.

Other expense (income), net

DOLLARS IN THOUSANDS	1999	Change	2000	Change	2001
(Other expense (income), net	$ 190	1.6%	$ 193	NM	**$ (432)**
Percentage of net sales	0.1%		0.1%		**0.2%**

(NM is Not Meaningful)

Other expense (income), net includes interest income and expense generated in connection with our financing and operating activities, as well as certain other transactions that are outside of the course of normal operations. During fiscal 2001, we recovered insurance proceeds related to the settlement of a claim for damages sustained at our Santa Paula processing plant, which resulted in a gain of $0.5 million. Additionally, during fiscal 2001, we recognized a lower net interest expense principally as a result of reduced interest rates on amounts outstanding on our credit facilities when compared to fiscal 2000. Other expense (income), net for fiscal 2000 is comparable to fiscal 1999.

Provision (Benefit) for Income Taxes

(DOLLARS IN THOUSANDS)	1999	Change	2000	Change	2001
Provision (benefit) for income taxes	$ 229	NM	$ 2,430	12.9%	**$ 2,744**
Percentage of income before provision (benefit) for income taxes	48.4%		35.2%		**41.7%**

(NM is Not Meaningful)

Prior to the Merger, the Cooperative was subject to income taxes for all business activities other than the marketing and distribution of member products. This exemption from taxation for the member business was contingent on the distribution of all available proceeds to the Cooperative's members. Our results for fiscal 2000 and 1999 have been restated to correct an error in computing the income tax provision related to the Cooperative's member business. The effective income tax rate for fiscal 2001 is higher than the federal statutory rate principally due to state taxes and nondeductible fines and penalties. The effective income tax rate for fiscal 2000 is higher than the federal statutory rate principally due to state taxes offset by other differences. We anticipate that our effective tax rate for fiscal 2002 will be slightly higher than 40.0%. For additional details pertaining to the components of our income tax provision and the restatement please refer to Notes 12 and 14 to our financial statements included in this Annual Report.

Quarterly Results of Operations

The following table presents our operating results for each of the eight fiscal quarters in the period ended October 31, 2001. The information for each of these quarters is derived from our unaudited interim financial statements and should be read in conjunction with our audited consolidated financial statements included in this Annual Report. In our opinion, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present our unaudited quarterly results.

As discussed in Note 14 to our financial statements included in this Annual Report, subsequent to the issuance of the Cooperative's financial statements for the year ended October 31, 2000, we determined that inadvertent errors had been made in computing the income tax provision for each of the three years in the period ended October 31, 2000. As a result, we have restated our financial statements from amounts previously reported by the Cooperative for each of the four quarters in the year ended October 31, 2000 to correct such errors.

THREE MONTHS ENDED ALL AMOUNTS IN THOUSANDS	Jan. 31, 2000	Apr. 30, 2000	July 31, 2000	Oct. 31, 2000	Jan. 31, 2001	Apr. 30, 2001	July 31, 2001	Oct. 31, 2001
Statement of Operations Data								
Net sales	$ 39,054	$ 54,238	$ 64,716	$ 61,975	$ 39,029	$ 52,685	$ 60,342	$ 65,628
Cost of sales	35,521	48,719	57,360	56,289	36,127	48,272	53,618	58,656
Gross margin	3,533	5,519	7,356	5,686	2,902	4,413	6,724	6,972
Selling, general and administrative	2,544	3,113	3,449	5,889	2,807	3,062	3,063	5,929
Operating income	989	2,406	3,907	(203)	95	1,351	3,661	1,043
Other expense (income), net	127	(17)	92	(9)	31	(258)	(66)	(139)
Income before provision (benefit) for income taxes	862	2,423	3,815	(194)	64	1,609	3,727	1,182
Provision (benefit) for income taxes	303[1]	853[1]	1,343[1]	(69)[1]	27	671	1,554	492
Net income (loss)	$ 559	$ 1,570	$ 2,472	$ (125)	$ 37	$ 938	$ 2,173	$ 690
Basic and diluted net income (loss)	$ 0.06	$ 0.16	$ 0.25	$ (0.01)	$ 0.00	$ 0.09	$ 0.22	$ 0.07
Weighted-average common shares outstanding, basic and diluted	9,845	9,840	9,837	9,843	9,920	9,958	9,962	9,965

[1] The provision (benefit) for income taxes has been restated to reflect the correction of an error in computing the income tax provision for the member business of the Cooperative. For additional information relating to this restatement see Notes 12 and 14 to the Financial Statements included in this Annual Report. Results for each of the quarters in the year ended October 31, 2000 as previously reported were as follows:

THREE MONTHS ENDED ALL AMOUNTS IN THOUSANDS	January 31, 2000	April 30, 2000	July 31, 2000	October 31, 2000	Total
Income before provision (benefit) for income taxes	$ 862	$ 2,423	$ 3,815	$ (194)	$ 6,906
Provision (benefit) for income taxes	594	506	838	224	2,162
Net income	$ 268	$ 1,917	$ 2,977	$ (418)	$ 4,744
Basic and diluted, net income per share	$ 0.03	$ 0.19	$ 0.30	$ (0.04)	$ 0.48

Liquidity and Capital Resources

Cash provided by operating activities was $1,161,000 and $2,958,000 for fiscal 2001 and 2000, compared to cash used in operating activities of $6,341,000 for fiscal 1999. Fiscal 2001 operating cash flows reflect our net income of $3,838,000, net noncash charges (depreciation and amortization, provision for losses on accounts receivable offset by a gain on settlement of an insurance claim) of $1,490,000 and a net decrease in the non-cash components of our working capital of approximately $4,167,000.

The fiscal 2001 working capital decreases include an increase in accounts receivable of $1,540,000, principally due to higher fourth quarter sales, an increase in net inventories of $1,349,000, an increase in prepaid expenses and other assets of $1,657,000, principally due to additional grower advances and loans, a decrease in trade payable and accrued expenses of $1,650,000, an increase in other miscellaneous working capital items of $154,000, and offset by an increase in amounts payable to the growers of $2,183,000, principally due to higher deliveries of avocados in the fourth quarter of fiscal 2001.

Cash used in investing activities was $2,029,000, $1,685,000, and $1,523,000 for fiscal years 2001, 2000, and 1999. Fiscal 2001 cash flows used in investing activities include capital expenditures of $2,330,000 and purchases of investments of $284,000, principally acquired to be used in the sinking fund to retire our long-term debt, offset by proceeds from an insurance settlement of $585,000.

Cash flows from financing activities were $1,433,000 and $6,920,000 for fiscal 2001 and 1999, compared to cash used by financing activities of $1,239,000 for fiscal 2000. Fiscal 2001 cash flows from financing activities include additional short-term borrowings of $6,815,000 and $98,000 proceeds from issuance of common stock, offset by a $4,973,000 dividend payment to shareholders and the repayment of $507,000 of long-term debt.

Our principal sources of liquidity are our existing cash reserves, cash generated from operations, anticipated cash from our forthcoming rights offering to shareholders and amounts available for borrowing under our existing credit facilities. Cash and cash equivalents as of October 31, 2001 and 2000, totaled $2,057,000 and $1,492,000. Our working capital at October 31, 2001 was $9,799,000 compared to $12,560,000 at October 31, 2000. The overall working capital decrease reflects increased short-term borrowings, cash used in connection with capital expenditures, and cash used in paying dividends to our shareholders.

We believe that cash flows from operations, the rights offering to shareholders, and available credit facilities will be sufficient to satisfy our future capital expenditures, grower recruitment efforts, working capital and other financing requirements. We will continue to evaluate grower recruitment opportunities and exclusivity arrangements with food service companies to fuel growth in each of our business segments. In order to finance such growth we may seek to obtain additional borrowings or issue shares of our common stock. Our largest line of credit which has a borrowing capacity of $23,500,000 is provided by an institution that focuses it lending activities on agricultural cooperatives. With our conversion to a for-profit corporation, this line of credit is now subject to certain limitations. We anticipate that the rights offering to shareholders, if fully subscribed, will generate approximately $5,000,000 in cash, during fiscal 2002, less offering costs. However, there can be no assurance that the rights offering will be fully subscribed or that other financing for such growth will be available on favorable terms, or at all.

As of October 31, 2001, we have not entered into commitments to purchase any new significant capital assets.

Impact of Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 is effective immediately and SFAS No. 142 will be effective on November 1, 2002. The new standards are not expected to have a significant impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. Adoption of SFAS No. 144 is required no later than the beginning of fiscal 2003. We do not expect the adoption of SFAS No. 144 to have a significant impact on our financial position or results of operations. However, future impairment reviews may result in charges against earnings to write down the value of long-lived assets.





Lee E. Cole
Chairman, President and Executive Officer

Egidio Carbone
Vice President-Finance

Consolidated Balance Sheets

IN THOUSANDS, EXCEPT PER SHARE INFORMATION
FOR THE YEARS ENDED AS OF OCTOBER 31, 2000 AND 2001

	2000 (As restated, see note 14)	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 1,492	$ 2,057
Accounts receivable, net of allowance for doubtful accounts of $49 (2000) and $9 (2001)	18,344	19,797
Inventories, net	7,726	9,075
Prepaid expenses and other current assets	2,226	3,209
Loans to growers	1,086	1,119
Advances to suppliers	2,388	2,372
Income taxes receivable	—	144
Deferred income taxes	537	553
Total current assets	33,799	38,326
Property, plant, and equipment, net	9,044	9,442
Investments held to maturity	1,590	1,874
Other assets	2,052	2,726
	$ 46,485	$ 52,368
Liabilities and shareholders' equity		
Current liabilities:		
Payable to growers	$ 4,726	$ 6,909
Trade accounts payable	1,627	1,529
Accrued expenses	5,400	3,848
Short-term borrowings	8,985	15,800
Current portion of long-term obligations	501	441
Total current liabilities	21,239	28,527
Long-term liabilities:		
Long-term obligations, less current portion	3,820	3,429
Deferred income taxes	360	383
Total long-term liabilities	4,180	3,812
Commitments and contingencies		
Shareholders' equity:		
Common stock ($.001 par value, 100,000 shares authorized; 9,914 and 9,967 shares outstanding at October 31, 2000 and 2001, respectively)	10	10
Additional paid-in capital	10,060	10,158
Retained earnings	10,996	9,861
Total shareholders' equity	21,066	20,029
	$ 46,485	$ 52,368

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Income Statements

IN THOUSANDS, EXCEPT PER SHARE INFORMATION
FOR THE YEARS ENDED AS OF OCTOBER 31, 1999, 2000, AND 2001

	1999 (As restated, see note 14)	2000 (As restated, see note 14)	2001
Net sales	$ 177,303	$ 219,983	**$ 217,684**
Cost of sales	162,440	197,889	**196,673**
Gross margin	14,863	22,094	**21,011**
Selling, general and administrative	14,200	14,995	**14,861**
Operating income	663	7,099	**6,150**
Other expense (income), net	190	193	**(432)**
Income before provision for income taxes	473	6,906	**6,582**
Provision for income taxes	229	2,430	**2,744**
Net income	$ 244	$ 4,476	**$ 3,838**
Basic and diluted net income per share	$ 0.03	$ 0.45	**$ 0.39**
Weighted-average common shares outstanding, basic and diluted	9,572	9,849	**9,956**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Shareholders' Equity

IN THOUSANDS FOR THE YEARS ENDED AS OF OCTOBER 31, 1998, 1999, 2000, AND 2001	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, November 1, 1998 (As previously reported)	9,611	$ 10	$ 9,601	$ 7,920	$ (13)	**$ 17,518**
Prior period adjustment for income taxes (See note 14)	—	—	—	(464)	—	**(464)**
Balance, November 1, 1998 (As restated, see note 14)	9,611	10	9,601	7,456	(13)	**17,054**
Repurchase and retirement of common stock	(59)	—	(59)	—	—	**(59)**
Issuance of common stock	295	—	405	—	—	**405**
Issuance of treasury stock	—	—	—	—	12	**12**
Net income (As restated, see note 14)	—	—	—	244	—	**244**
Dividend to shareholders	—	—	—	(1,180)	—	**(1,180)**
Balance, October 31, 1999 (As restated, see note 14)	9,847	10	9,947	6,520	(1)	**16,476**
Repurchase and retirement of common stock	(18)	—	(18)	—	—	**(18)**
Issuance of common stock	85	—	131	—	—	**131**
Issuance of treasury stock	—	—	—	—	1	**1**
Net income (As restated, see note 14)	—	—	—	4,476	—	**4,476**
Balance, October 31, 2000 (As restated, see note 14)	9,914	10	10,060	10,996	—	**21,066**
Issuance of common stock	53	—	98	—	—	**98**
Net income	—	—	—	3,838	—	**3,838**
Dividend to shareholders	—	—	—	(4,973)	—	**(4,973)**
Balance, October 31, 2001	9,967	$ 10	$ 10,158	$ 9,861	$ —	**$ 20,029**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Cash Flows

IN THOUSANDS, EXCEPT PER SHARE INFORMATION
FOR THE YEARS ENDED AS OF OCTOBER 31, 1999, 2000, AND 2001

	1999 (As restated, see note 14)	2000 (As restated, see note 14)	2001
Cash Flows from Operating Activities:			
Net income	$ 244	$ 4,476	$ 3,838
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,750	1,748	1,988
Provision for losses on accounts receivable	50	717	87
Loss (gain) on disposal of property, plant, and equipment	351	(13)	—
Gain on settlement of insurance claim	—	—	(585)
Effect on cash of changes in operating assets and liabilities:			
Accounts receivable	(9,635)	3,260	(1,540)
Inventories, net	91	(1,730)	(1,349)
Income taxes receivable	(920)	1,161	(144)
Deferred income taxes	(510)	90	7
Prepaid expenses and other assets	(3,305)	(351)	(1,657)
Advances to suppliers	—	(2,388)	16
Loans to growers	(27)	(1,059)	(33)
Payable to growers	2,462	(2,036)	2,183
Trade accounts payable and accrued expenses	3,157	(917)	(1,650)
Other long-term liabilities	(49)	—	—
Net cash provided by (used in) operating activities	(6,341)	2,958	1,161
Cash Flows from Investing Activities:			
Proceeds from sale of property, plant, and equipment	65	26	—
Proceeds from insurance settlement on facility damage	—	—	585
Acquisitions of property, plant, and equipment	(1,324)	(1,297)	(2,330)
Purchases of investments	(264)	(414)	(284)
Net cash used in investing activities	(1,523)	(1,685)	(2,029)
Cash Flows from Financing Activities:			
Dividend to shareholders	(1,648)	(1,180)	(4,973)
Proceeds from short-term borrowings, net	8,673	1,585	6,815
Proceeds from issuance of common stock	405	131	98
Payments on long-term obligations	(463)	(1,758)	(507)
Repurchase and retirement of common stock	(59)	(18)	—
Proceeds from the issuance of treasury stock	12	1	—
Net cash provided by (used in) financing activities	6,920	(1,239)	1,433
Net increase (decrease) in cash and cash equivalents	(944)	34	565
Cash and cash equivalents, beginning of year	2,402	1,458	1,492
Cash and cash equivalents, end of year	$ 1,458	$ 1,492	$ 2,057
Supplemental Information —			
Cash paid during the year for:			
Interest	$ 268	$ 249	$ 178
Income taxes	$ 955	$ 696	$ 4,291
Noncash Investing and Financing Activities:			
Declared dividends	$ 1,180	$ —	$ —
Acquisition of capital lease	$ —	$ —	$ 56

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Notes to Consolidated Financial Statements

1. Description of the business

Business

Calavo Growers, Inc. (Calavo or the Company) engages in the procurement and marketing of avocados and other perishable foods and the preparation and distribution of processed avocado products. The Company's expertise in marketing and distributing avocados, processed avocados, and other perishable foods allows it to deliver a wide array of fresh and processed food products to food distributors, produce wholesalers, supermarkets, and restaurants on a world-wide basis. Through Calavo's three operating facilities in southern California and two facilities in Mexico, the Company sorts and packs avocados procured in California and Mexico and prepares processed avocado products. Additionally, the Company procures avocados internationally, principally from Chile and New Zealand and distributes other perishable foods such as Hawaiian grown papayas. These operations are reported by the Company in three different business segments: California Avocados, Processed Products, and International Avocados and Perishable Food Products.

Conversion to a for-profit corporation

On October 9, 2001, the Company completed a series of transactions whereby common and preferred shareholders of Calavo Growers of California (the Cooperative), an agricultural marketing cooperative association, exchanged all of their outstanding shares for shares of the Company's common stock. Concurrent with this transaction, the Cooperative was merged into the Company, with Calavo emerging as the surviving entity (the Merger). These transactions had the effect of converting the legal structure of the business from a not-for-profit cooperative to a for-profit corporation. Accordingly, the accompanying consolidated financial statements give retroactive effect, for all periods presented, to the Merger, as a combination of entities with common shareholders, accounted for in a manner similar to a pooling of interests.

The Cooperative's historical statements of operations and member proceeds, previously prepared on a basis consistent with practices applicable to other marketing cooperatives, have been revised to reflect the Company's new legal structure as a commercial corporation. Accordingly, the accompanying income statements for 1999 and 2000 reflect the reclassification of proceeds distributed to growers and other related accounts maintained by the Cooperative to cost of goods sold consistent with the operations of a commercial corporation.

2. Basis of presentation and summary of significant accounting policies

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The consolidated financial statements include the accounts of Calavo Growers, Inc. and its wholly owned subsidiaries, Calavo Foods, Inc.; Calavo de Mexico S.A. de C.V.; and Calavo Foods de Mexico S.A. de C.V. All intercompany accounts and transactions have been eliminated.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity date of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost on a weighted-average basis or market.

Loans to growers

The Company sponsors a grower loan program. The grower loan program generally provides for loans to be advanced to growers, bearing interest at prevailing market rates and are repayable in a 12-month period. The loans are secured by the growers' avocado crops.

Property, plant, and equipment

Property, plant, and equipment are stated at cost and depreciated over their estimated useful lives, ranging from three to 30 years, using the straight-line method. Leasehold improvements are stated at cost and amortized over the lesser of their estimated useful lives or the term of the lease, using the straight-line method.

Long-lived assets

The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of.* In accordance with SFAS No. 121, long-lived assets to be held for use are reviewed periodically for events or changes in circumstances which indicate that their carrying value may not be recoverable. Management has evaluated its long-lived assets, using estimates of undiscounted future cash flows, and has not identified any impairment as of October 31, 2001.

Investments

The Company accounts for its investments in debt securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* The Company has classified all of its investment portfolio as "held-to-maturity." In accordance with SFAS No. 115, investments classified as held-to-maturity are carried at amortized cost.

Net sales

Sales from processed products are recorded when the product is shipped and title passes. Perishable product sales are recorded when both the product is shipped, title passes, and the market price is known. Service revenue, including freight, ripening and palletization charges, are recorded when services are performed.

The Company adopted Securities and Exchange Commission Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements* (SAB 101). The adoption of SAB 101 did not have a significant impact on the Company's financial position or results of operations.

Promotional allowances

The Company provides for promotional allowances at the time of sale, based on its historical experience.

Cash rebates are generally earned by customers upon achievement of volume purchases or by corporate customers for purchases made by affiliated subsidiaries.

Sales incentives offered voluntarily by the Company, without charge to the customer, in a single exchange transaction at the point of sale are accounted for in accordance with Emerging Issues Task Force (EITF) Issue No. 00-14, *Accounting for Certain Sales Incentives.* Accordingly, all sales incentives that result in a reduction in or refund of the selling price at the time of sale have been classified as reduction of sales. The results for the two fiscal years in the period ended October 31, 2000, totalling approximately $2.5 million and $5.9 million have been reclassified to conform with the fiscal 2001 presentation.

All other cash consideration paid by the Company to a reseller or distributor of its products is accounted for in accordance with EITF No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Product.* This guidance provides that consideration paid by a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling prices of the vendor's products except when (a) the vendor receives an identifiable benefit that is sufficiently separable from the recipient's purchase of the vendor's products, and (b) the vendor can reasonably identify the fair value of the benefit. Adoption of EITF No. 00-25 did not materially impact previously reported results.

Management believes it can reasonably provide for promotional allowances based on the Company's historical experience in providing these sales incentives.

Consignment arrangements

The Company enters into consignment arrangements with avocado growers located outside of the United States and growers of certain perishable products in the United States. Although the Company does not take legal title to the avocados and perishable products, Calavo does assume responsibilities (principally assuming credit risk, inventory loss and delivery risk, and limited pricing risk) that are consistent with acting as a principal in the transaction. Accordingly, the accompanying financial statements include sales and cost of sales from the sale of avocados and perishable products procured under consignment arrangements.

Advertising expense

Advertising costs are expensed when incurred. Such costs in fiscal 1999, 2000, and 2001 were $843,000, $318,000, and $326,000.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Estimates are used principally in determining valuation allowances related to accounts receivable and inventory. Actual results could differ from those estimates.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. This statement requires the recognition of deferred tax liabilities and assets for the future consequences of events that have been recognized in Calavo's consolidated financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Basic and diluted net income per share

The Company presents "basic" earnings per share and "diluted" earnings per share in accordance with SFAS No. 128, *Earnings Per Share*. Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding. There are no potentially dilutive securities outstanding at October 31, 1999, 2000, and 2001.

Foreign currency translation and remeasurement

The Company's foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency of the Company's foreign subsidiaries is the United States dollar. Monetary assets and liabilities are translated into U.S. dollars at exchange rates as of the balance sheet date and non-monetary assets, liabilities and equity are translated at historical rates. Sales and expenses are translated using a weighted-average exchange rate for the period. Gains and losses resulting from those remeasurements are included in income. Gains and losses resulting from foreign currency transactions are also recognized currently in income.

Fair value of financial instruments

Management believes that the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturity of these financial instruments. Our current and long-term debt bears interest at variable rates and therefor the fair value of such instruments approximate their carrying value.

Derivative financial instruments

The Company does not presently engage in hedging activities. In addition, the Company has reviewed its agreements and has determined that it has no derivative instruments, nor do any of its agreements contain embedded derivative instruments as of October 31, 2001. Accordingly, the adoption of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133*, and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, on November 1, 2001, did not have a significant impact on the Company's financial position or results of operations.

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 is effective immediately and SFAS No. 142 will be effective on November 1, 2002. The new standards are not expected to have a significant impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes previous guidance on financial accounting and reporting for the impairment or disposal of long-lived assets and for segments of a business to be disposed of. Adoption of SFAS No. 144 is required no later than the beginning of fiscal 2003. Management does not expect the adoption of SFAS No. 144 to have a significant impact on the Company's financial position or results of operations. However, future impairment reviews may result in charges against earnings to write down the value of long-lived assets.

Comprehensive Income

Comprehensive income is defined as all changes in a company's net assets, except changes resulting from transactions with shareholders. There was no difference between comprehensive income and net income for the fiscal years ended October 31, 1999, 2000, and 2001.

Reclassifications

Certain items in the prior period financial statements have been reclassified to conform to the current period presentation.

3. Inventories

Inventories at fiscal year-ends consist of the following:

DOLLARS IN THOUSANDS	2000	2001
Fresh fruit	$ 1,135	**$ 1,915**
Packing supplies and ingredients	1,725	**1,673**
Finished processed foods	4,866	**5,487**
	$ 7,726	**$ 9,075**

As of October 31, 2000 and 2001, the allowance for excess and obsolete inventory approximated $29,000, and $40,000. The Company assesses the recoverability of inventories through an on-going review of inventory levels in relation to sales forecasts and product marketing plans.

4. Property, plant, and equipment

Property, plant, and equipment at fiscal year-ends consist of the following:

DOLLARS IN THOUSANDS	2000	2001
Land	$ 1,177	**$ 1,177**
Buildings and improvements	9,516	**9,726**
Leasehold improvements	165	**172**
Equipment	21,887	**21,720**
Information systems — Hardware and software	153	**2,484**
Construction in progress	7	**12**
	32,905	**35,291**
Less accumulated depreciation and amortization	(23,861)	**(25,849)**
	$ 9,044	**$ 9,442**

5. Investments held-to-maturity

Investments are made in United States government bonds yielding interest at 5.67% with a maturity date of August 15, 2005. The interest income generated from the bonds is reinvested in a money market fund. The investments are held in an irrevocable trust to be used solely for the satisfaction of scheduled payments of interest and principal relating to the Industrial Development Revenue Bonds. The cost and fair value of investments held-to-maturity at fiscal year-ends consist of the following:

DOLLARS IN THOUSANDS	2000	2001
Cost	$ 1,590	**$ 1,874**
Fair value	$ 1,604	**$ 2,023**

6. Other assets

During 1999, the Company established a Grower Development Program whereby funds could be advanced to growers in exchange for their commitment to deliver a minimum volume of avocados on an annual basis. Through October 31, 2001, total cumulative advances made to growers subject to this program totaled $2,000,000. Each advance made is amortized to cost of goods sold over the term of the agreement. The financial statements for fiscal years 2000 and 2001 include a charge of $293,000 for each year representing the amortization of these advances.

7. Short-term borrowings

The Company maintains short-term, noncollateralized, borrowing agreements with various banks, payable in variable annual installments through November 2005. Under the terms of these agreements, the Company is advanced funds for working capital purposes. Total credit available under the combined short-term borrowing agreements was $26,500,000 at October 31, 2000 and 2001, with interest at a weighted-average rate of 7.58% and 3.18% at October 31, 2000 and 2001. The Company had outstanding borrowings of $8,985,000 and $15,800,000 as of October 31, 2000 and 2001, under these agreements. The short-term borrowing agreements contain debt-to-equity financial covenants with which the Company was in compliance at October 31, 2000 and 2001.

8. Long-term obligations

Long-term obligations at fiscal year-ends consist of the following:

DOLLARS IN THOUSANDS	2000	2001
Riverside County Variable Rate Demand Industrial Development Revenue Bonds, due in 2005, plus interest at variable rates (3.95% and 1.90% at October 31, 2000 and 2001)	$ 2,800	**$ 2,800**
Revolving term loans, noncollateralized, payable in variable annual installments through November 2005, plus interest at variable rates (8.59% and 7.37% at October 31, 2000 and 2001)	1,459	**975**
Other	62	**95**
	4,321	**3,870**
Less current portion	(501)	**(441)**
	$ 3,820	**$ 3,429**

The revolving term loans contain debt-to-equity financial covenants with which the Company was in compliance at October 31, 2000 and 2001.

The Riverside County Variable Rate Demand Industrial Development Revenue Bonds (the Bonds) are collateralized by property and equipment with a net book value of $1,468,000 at October 31, 2001. The lending agreement contains certain financial covenants with which the Company was in compliance at October 31, 2000 and 2001. As required by the Bond's lending agreement, the Company has posted a $2,800,000 standby letter of credit from a bank, which matures on September 15, 2002.

At October 31, 2001, annual debt payments are as follows:

DOLLARS IN THOUSANDS YEAR ENDING OCTOBER 31	Revenue Bond	Revolving Loan	Other	Total
2002	$ —	$ 412	$ 29	**$ 441**
2003	—	268	29	**297**
2004	—	230	16	**246**
2005	2,800	65	15	**2,880**
2006	—	—	6	**6**
	$ 2,800	$ 975	$ 95	**$ 3,870**

9. Employee benefit plans

The Company has a defined contribution retirement plan for salaried employees and makes contributions to a pension plan for hourly employees. Expenses of the plans approximated $362,000 and $399,000 for the years ended October 31, 2000 and 2001, which are included in selling, general and administrative expenses in the accompanying financial statements.

The Company sponsors a non-qualified defined benefit plan for its top executives. Pension expenses approximated $54,000, $27,000, and $29,000 for the years ended October 31, 1999, 2000, and 2001, which are included in selling, general and administrative expenses in the accompanying financial statements.

Components of the change in projected benefit obligation for fiscal year ends consist of the following:

DOLLARS IN THOUSANDS	2000	2001
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$ 439	$ 435
Service cost	5	5
Interest cost	22	33
Actuarial loss	19	5
Benefits paid	(50)	(50)
Projected benefit obligation at end of year (unfunded)	$ 435	$ 428

The following is a reconciliation of the unfunded status of the plans at fiscal year ends included in trade accounts payable and accrued expenses:

DOLLARS IN THOUSANDS	1999	2000	2001
Projected benefit obligation	$ 439	$ 435	$ 428
Unrecognized net gain	107	88	74
Recorded pension liabilities	$ 546	$ 523	$ 502

Significant assumptions used in the determination of pension expense consist of the following:

DOLLARS IN THOUSANDS	1999	2000	2001
Discount rate on projected benefit obligation	8.0%	8.0%	8.0%
Rate of future salary increases	5.0%	5.0%	5.0%

10. Commitments and contingencies

Lease commitments

The Company is committed to cash payments for some of its facilities and certain equipment under noncancelable operating leases expiring at various dates through 2007, as follows (amounts in thousands):

DOLLARS IN THOUSANDS	
2002	$ 1,125
2003	930
2004	775
2005	494
2006	461
Thereafter	268
	$ 4,053

Rental expenses amounted to $1,242,000, $1,155,000, and $1,223,000 for the years ended October 31, 1999, 2000, and 2001.

Litigation

The Company is involved in litigation in the ordinary course of business, none of which management believes will have a material adverse impact on the Company's financial statements.

11. Related-party transactions

Sales of papaya, on behalf of an entity owned by the chairman of the Board of Directors, amounted to $1,897,000, $2,062,000, and $3,378,000 for the years ended October 31, 1999, 2000, and 2001, resulting in gross profits of $200,000, $198,000 and $340,000. Included in trade accounts payable and accrued liabilities are $285,000, $235,000, and $317,000 at October 31, 1999, 2000, and 2001, due to the above entity.

12. Income taxes

The income tax provision consists of the following for the years ended October 31:

DOLLARS IN THOUSANDS	1999	2000	2001
Current:			
Federal	$ (30)	$ 2,395	$ 2,019
State	(8)	522	586
Foreign	137	63	132
Total current	99	2,980	2,737
Deferred	130	(550)	7
Total income tax provision	$ 229	$ 2,430	$ 2,744

At October 31, 2000 and 2001, the Company's gross deferred tax assets totaled $779,000 and $776,000, while gross deferred tax liabilities totaled $602,000 and $606,000. Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following at October 31:

DOLLARS IN THOUSANDS	2000	2001
Allowance for doubtful accounts	$ 76	$ 4
Inventories	474	369
Deferred state taxes	(13)	179
Other	—	1
Current deferred income taxes	$ 537	$ 553
Property, plant, and equipment	$ (589)	$ (606)
Retirement benefits	229	223
Long-term deferred income taxes	$ (360)	$ (383)

Prior to the Merger, the Cooperative was subject to income taxes on all business activities other than the marketing and distribution of member products. The exemption from taxation for the member business is contingent on the distribution of all available proceeds to the Cooperative's members. Absent the distribution of all proceeds, the Cooperative was subject to income taxes for the portion of proceeds available that exceeded the actual amounts distributed. Amounts paid by the Cooperative to the Internal Revenue Service and state tax authorities for each of the years for which the tax provision was restated were not affected and did not require revision.

A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pretax income is as follows:

DOLLARS IN THOUSANDS	1999	2000	2001
Federal statutory tax at 35%	35%	35%	35%
State taxes, net of federal effects	6	6	6
Foreign income taxes less than U.S.	(1)	—	—
Benefit of lower federal tax brackets	(1)	(1)	(1)
Nondeductible meals and entertainment	4	—	—
Other	5	(5)	2
	48%	35%	42%

13. Information regarding the Company's operations in different segments

The Company operates and tracks its results in three reportable segments — California Avocados, Processed Products, and International Avocados and Perishable Foods Products. These three business segments are presented based on the Company's management structure and information used by the president to measure performance and allocate resources. The California Avocado segment includes all operations that involve the distribution of avocados procured in California. The Processed Products segment represents all operations related to the purchase, manufacturing, and distribution of processed avocado products. The International Avocados and Perishable Foods Products segment includes both operations related to distribution of fresh avocados procured from Mexico, Chile and New Zealand and distribution of other perishable food items. Those costs that can be specifically identified with a particular product line are charged directly to that product line. Costs that are not segment specific are generally allocated based on five-year average sales dollars. The Company does not allocate specific assets to these segments.

DOLLARS IN THOUSANDS	California Avocados	International Avocados and Perishable Food Products	Processed Products	Inter-segment Eliminations	Total
Year ended October 31, 2001					
Net sales	$149,158	$ 50,689	$ 26,293	$ (8,456)	$217,684
Cost of sales	135,824	49,168	20,137	(8,456)	196,673
Gross margin	13,334	1,521	6,156	—	21,011
Selling, general and administrative	7,234	3,272	4,355	—	14,861
Operating income (loss)	6,100	(1,751)	1,801	—	6,150
Other expense (income), net	(310)	41	(163)	—	(432)
Income (loss) before provision (benefit) for income taxes	6,410	(1,792)	1,964	—	6,582
Provision (benefit) for income taxes	2,672	(753)	825	—	2,744
Net income (loss)	$ 3,738	$ (1,039)	$ 1,139	$ —	$ 3,838

DOLLARS IN THOUSANDS	California Avocados	International Avocados and Perishable Food Products	Processed Products	Inter-segment Eliminations	Total
Year ended October 31, 2000					
Net sales	$149,022	$ 50,850	$ 27,238	$ (7,127)	$219,983
Cost of sales	141,026	47,558	16,432	(7,127)	197,889
Gross margin	7,996	3,292	10,806	—	22,094
Selling, general and administrative	6,927	1,629	6,439	—	14,995
Operating income (loss)	1,069	1,663	4,367	—	7,099
Other expense (income), net	(163)	115	241	—	193
Income (loss) before provision (benefit) for income taxes	1,232	1,548	4,126	—	6,906
Provision (benefit) for income taxes	444	542	1,444	—	2,430
Net income (loss)	$ 788	$ 1,006	$ 2,682	$ —	$ 4,476

DOLLARS IN THOUSANDS	California Avocados	International Avocados and Perishable Food Products	Processed Products	Inter-segment Eliminations	Total
Year ended October 31, 1999					
Net sales	$115,944	$ 43,774	$ 25,743	$ (8,158)	$177,303
Cost of sales	109,140	44,085	17,373	8,158	162,440
Gross margin	6,804	(311)	8,370	—	14,863
Selling, general and administrative	6,667	949	6,584	—	14,200
Operating income (loss)	137	(1,260)	1,786	—	663
Other expense (income), net	(33)	131	92	—	190
Income (loss) before provision (benefit) for income taxes	170	(1,391)	1,694	—	473
Provision (benefit) for income taxes	84	(668)	813	—	229
Net income (loss)	$ 86	$ (723)	$ 881	$ —	$ 244

Long-lived assets attributed to geographic areas as of October 31 are as follows:

DOLLARS IN THOUSANDS	United States	Mexico	Consolidated
2001	$ 11,691	$ 2,350	$ 14,041
2000	$ 10,358	$ 2,328	$ 12,686

The following table sets forth sales by product category for each year ended October 31.

DOLLARS IN THOUSANDS	1999	2000	2001
California avocados	$ 111,916	$ 142,029	$ 137,298
Imported avocados	30,868	38,012	34,477
Papayas	1,981	2,061	3,377
Miscellaneous	4	—	—
Processed — food service	21,261	27,225	25,911
Processed — retail and club	8,375	5,519	5,626
Total fruit and product sales	174,405	214,846	206,689
Freight and other charges	7,075	11,023	16,589
Total sales	181,480	225,869	223,278
Less sales incentives	(4,177)	(5,886)	(5,594)
Net sales	$ 177,303	$ 219,983	$ 217,684

14. Restatement

Subsequent to the issuance of the Company's financial statements for the year ended October 31, 2000, the Company's management determined that errors had been made in computing the income tax provision and related income tax liability and receivable accounts during each of the three years in the period ended October 31, 2000. As a result, the financial statements as of October 31, 2000 and for the years ended October 31, 2000 and 1999 have been restated from the amounts previously reported. Amounts paid by the Cooperative to the Internal Revenue Service and state tax authorities for each of the years for which the tax provision was restated were not affected and did not require revision.

A summary of the significant effects of the restatement is as follows:

DOLLARS IN THOUSANDS	October 31, 1999 As previously reported	October 31, 1999 As restated	October 31, 2000 As previously reported	October 31, 2000 As restated
Income Statement:				
Provision (benefit) for income taxes	$ (408)	$ 229	$ 2,162	$ 2,430
Net income	881	244	4,744	4,476
Basic and diluted income per share	0.09	0.03	0.48	0.45
Balance Sheet:				
Accrued expenses			4,031	5,400
Retained earnings			12,365	10,996
Shareholders' equity			22,435	21,066

The effect of the restatement on retained earnings as of November 1, 1998 was a decrease of $464,000.

15. Subsequent events

Declaration of stock dividend

On December 18, 2001, the Board of Directors declared a 5% stock dividend payable on February 15, 2002 for all shareholders of record on February 1, 2002.

Rights Offering to Shareholders

On January 15, 2002 the Board of Directors authorized management to commence actions to undertake a rights offering to shareholders. It is anticipated that the offering will make available 1,000,000 shares of common stock to shareholders to purchase common stock at a price of $5.00 per share. Management believes that the rights offering will commence in April or May 2002 assuming no unexpected delays in receiving necessary legal and regulatory approvals. If fully subscribed, the rights offering will have the effect of increasing shareholders' equity and cash reserves by $5,000,000, less offering costs. The Board of Directors has reserved the right to change the number of shares, price per share, and date of the offering as deemed necessary or appropriate.

Stock-based compensation

On November 20, 2001, the Board of Directors approved two new stock-based compensation plans.

The directors stock option plan

Participation in the directors stock option plan is limited to members of the Company's Board of Directors. The plan makes available to the Board of Directors or a plan administrator the right to grant options to purchase up to 3,000,000 shares of common stock. In connection with the adoption of the plan the Board of Directors approved an award of options to purchase 1,240,000 shares of common stock at an exercise price of $5.00 per share.

The plan currently provides that the fair value of the common stock be determined by the Board of Directors based on current trading patterns in the common stock and other analysis of fair value. Based on its review of such data, the Board of Directors determined that the fair value of the common stock subject to the above awards at the date of grant was $3.95 per share.

In January 2002, certain members of the Board of Directors elected to exercise substantially all of their stock options. The exercise price will be paid in a combination of full-recourse promissory notes and/or the payment of cash. These notes and the related security agreements provide, amongst other things, that each director pledge as collateral the shares acquired upon exercise of the stock option as well as additional Common Stock of the Company held by the directors with a value equal to 10% of the loan amount if the exercise price was paid by means of a full-recourse note. The notes, which bear interest at 7% per annum, provide for annual interest payments with a final principal payment due March 1, 2007. Directors will be allowed to withdraw shares from the pledged pool of common stock upon repayment of their notes as long as the fair value of the remaining pledged shares is at least equal to 120% of the outstanding note balance. These transactions will have the effect of increasing total assets of the Company and Shareholders' Equity by approximately $5,490,000 when either the cash for the exercise price is received or the loans are repaid.

The employee stock purchase plan

The employee stock purchase plan approved by the Board of Directors is contingent upon the approval of the shareholders of the Company, as required by the California Department of Corporations. If approved, participation in the employee stock purchase plan will be limited to employees of the Company. The plan provides the Board of Directors, or a plan administrator, the right to make available up to 2,000,000 shares of common stock at a price not less than fair market value. If approved, the Board of Directors intends to award selected employees the opportunity to purchase up to 471,500 shares of common stock at the then fair market value of the common stock. The plan also provides for the Company to advance all or some of the purchase price of the purchased stock to the employee upon the execution of a full recourse note at prevailing interest rates.

Independent Auditors' Report

THE BOARD OF DIRECTORS CALAVO GROWERS, INC. SANTA ANA, CALIFORNIA

We have audited the accompanying consolidated balance sheets of Calavo Growers, Inc. and subsidiaries as of October 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Calavo Growers, Inc. and subsidiaries as of October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on October 9, 2001, the Company consummated a merger with Calavo Growers of California. The consolidated financial statements give retroactive effect, for all periods presented, to the merger as a combination of entities with common shareholders, and has been accounted for in a manner similar to a pooling of interests.

As discussed in Note 14 to the consolidated financial statements, the accompanying consolidated financial statements as of October 31, 2000 and for the years ended October 31, 2000 and 1999 have been restated.



DELOITTE & TOUCHE LLP

Costa Mesa, California
January 25, 2002

Officers

Lecil E. Cole
Chairman of the Board, President & CEO

Roy V. Keenan
First Vice Chairman

J. Link Leavens
Second Vice Chairman

Egidio Carbone
Vice President, Finance & Corporate Secretary

Gerard J. Watts
Vice President, Fresh Production Operations

George W. Hatfield
Vice President, Processed Products

Rob Wedin
Vice President, Fresh Sales & Marketing

Avi Crane
Vice President, Calavo international

Al Ahmer
Vice President, Processed Sales

James M. Wallace
Vice President, Human Resources & Communications

Scott H. Runge
Treasurer

Jeremy M. Freimund
Assistant Treasurer

Donna L. Gaab
Assistant Corporate Secretary

Committees & Operating Groups

EXECUTIVE COMMITTEE

Lecil E. Cole
Chairman

Roy V. Keenan
First Vice Chairman

J. Link Leavens
Second Vice Chairman

Alva V. Snider

Scott N. Van Der Kar

FINANCE COMMITTEE

Roy V. Keenan
Chairman

George H. "Bud" Barnes

John M. Hunt

J. Link Leavens

Alva V. Snider

GROWERS RELATIONS MARKETING COMMITTEE

Dorcas H. Thille
Chairwoman

George H. "Bud" Barnes

Edward P. Smith

Scott N. Van Der Kar

PROCESSED PRODUCTS COMMITTEE

J. Link Leavens
Chairman

Fred J. Ferrazzano

John M. Hunt

Roy V. Keenan

Scott N. Van Der Kar

OPERATING DIRECTORS & MANAGERS

Carlos T. Vasquez
Director, Field Operations

Albert E. Thorne
Director, Packinghouse Operations

Robin Osterhues
Director of Marketing

Randy Rozzatti
Director, Systems Analysis & Planning

Bruce Spurrell
Director of Administrative Services & Purchasing

Diane Valine
Director, Processed Q.A., R&D

Francisco Orozco
Packinghouse Manager, Temecula

Michael L. Derr
Packinghouse Manager, Santa Paula

Brett Viera
Plant Manager, Processed Products

Corporate Information

HEADQUARTERS

Calavo Growers, Inc.
2530 Red Hill Avenue
Santa Ana, CA 92705
Telephone 949.223.1111
Fax 949.660.6088

www.calavo.com

GENERAL COUNSEL

Troy & Gould, P.C.
Los Angeles, CA

CERTIFIED PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
Costa Mesa, CA

FORM 10-K

A copy of the company's annual report as filed upon Form 10-K is available upon request to the corporate secretary or online from the Securities and Exchange Commission at www.sec.gov.



Board of Directors

FROM LEFT TO RIGHT

Scott N. Van Der Kar Carpinteria, CA District 7 **Alva V. Snider** Fallbrook, CA District 6 **Lecil E. Cole** Santa Paula, CA District 1 **Dorcas H. Thille** Santa Paula, CA District 9 **Roy V. Keenan** Temecula, CA District 5 **J. Link Leavens** Ventura, CA District 8 **Fred J. Ferrazzano** Escondido, CA District 4 **John M. Hunt** Goleta, CA District 10 **Edward P. Smith** Valley Center, CA District 2 **George H. "Bud" Barnes** Valley Center, CA District 3

Calavo Growers, Inc. is the leading marketer of fresh and processed avocados throughout the United States and in other locations around the world. Founded in 1924 as a member-owned cooperative association, the company today has 1,800 shareholder-growers and, throughout its history, has been an influential force in the development of the global avocado market.

Calavo operates in three business segments: California Avocados, Processed Products, and International Avocados and Perishable Food Products. Highly regarded for quality and the strength of its brand, the organization distributes fresh and processed products to retail, restaurant and institutional food-service customers.

As the "first name" in California avocados, the company packs and markets nearly 40 percent of the state's crop. Calavo also sources fruit from Mexico, Chile and New Zealand to satisfy year-round domestic avocado demand, for export and for processed-food products. Additionally, the company distributes other commodity produce products, including Hawaiian papayas.

Headquartered in Santa Ana, with a staff approximating 100, the company operates packinghouses in Santa Paula, Temecula and Uruapan, Mexico, and processing plants in Santa Paula and Mexicali, Mexico.

esign McNulty&Co., Thousand Oaks Editorial Foley/Freisleben LLC, Los Angeles Photography ZStudios, Ventura Printing Graphic Press, Los Angeles


Calavo
The First Name in Avocados™